Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2025 Unaudited Financial Results

Dallas, Texas, March 16, 2026 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Full year and Fourth Quarter of 2025 Financial and Operational Highlights

•	Financial Performance: Total revenues were $688.1 million in the full year of 2025 (including US$179.5 million in the fourth quarter). Revenue from the bitcoin mining business was US$675.5 million for the year (US$172.4 million in the fourth quarter). Adjusted EBITDA for the full year was US$24.5 million, while the fourth quarter recorded an adjusted EBITDA of US$-156.3 million.

•	Mining Operations and Costs: A total of 6,594.6 Bitcoins were mined over the year, averaging 18.07 Bitcoins per day, of which 1,718.3 Bitcoins were mined in the fourth quarter (averaging 18.68 Bitcoins per day). For the full year, the average cost to mine, excluding depreciation of mining machines, was US$79,707 per Bitcoin ( US$84,552 per Bitcoin in the fourth quarter), with all-in costs of US$97,272 per Bitcoin (US$106,251 per Bitcoin in the fourth quarter). As of the end of December 2025, the Company had mined 7,528.4 Bitcoins since entering the bitcoin mining industry.

•	Strategic Milestone: The Company completed the termination of its ADR program and transitioned to a direct listing on the NYSE to enhance its corporate transparency, and align with its strategic focus, potentially broadening its investor base over time.

Mr. Paul Yu, Chief Executive Officer of Cango, said, "2025 marked our inaugural year as a Bitcoin miner, defined by swift execution. We initiated a comprehensive asset restructuring and successfully established a globally distributed mining footprint. Furthermore, we appointed a new senior management team, bolstering our expertise and competitive edge in digital-assets and energy infrastructure. The completion of our direct NYSE listing and shift to U.S. dollar reporting further reflect our evolution into a global AI infrastructure company."

"Entering 2026, we proactively strengthened our balance sheet and optimized our mining fleet to enhance efficiency and cost resilience. Concurrently, we are advancing our pivot to become an AI infrastructure provider. Through EcoHash, we are leveraging our core expertise in scalable computing and energy networks to deliver flexible, cost-effective AI inference solutions. With initial site retrofits underway and products in development, we are well positioned to execute with focus and strategic discipline in the new era."

Mr. Michael Zhang, Chief Financial Officer of Cango, stated, "In 2025, we delivered significant revenue growth, driven by our scaled Bitcoin mining operations. We recorded a net loss from continuing operations of US$452.8 million, primarily due to non-recurring transformation costs and market-driven fair-value adjustments. Our financial strategy is focused on optimizing our balance sheet to reduce leverage via an adjusted Bitcoin treasury policy and liquidity management, while securing new capital infusions to bolster our capital base, which will provide the financial flexibility needed to navigate volatility and invest in high-potential areas like AI infrastructure."

Fourth Quarter 2025 Financial Results from Continuing Operations

REVENUES

Total revenues were US$179.5 million in the fourth quarter of 2025. Revenue from the bitcoin mining business was US$172.4 million, with a total of 1,718.3 BTC mined in the fourth quarter of 2025. Revenue from international automobile trading income was US$4.8 million in the fourth quarter of 2025.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses in the fourth quarter of 2025 were US$456.0 million. These costs were primarily associated with the Company's bitcoin mining business, the recognition of impairment loss on mining machines, and the loss from changes in fair value of receivable for bitcoin collateral.

•	Cost of revenue (exclusive of depreciation shown below) in the fourth quarter of 2025 was US$155.3 million.

•	Cost of revenue (depreciation) in the fourth quarter of 2025 was US$38.1 million.

•	General and administrative expenses in the fourth quarter of 2025 were US$9.9 million, including US$1.1 million attributable to related parties.

•	Impairment loss from mining machines in the fourth quarter of 2025 was US$81.4 million.

•	Loss from changes in fair value of receivable for bitcoin collateral in the fourth quarter of 2025 was US$171.4 million.

LOSS FROM OPERATIONS

Loss from operations in the fourth quarter of 2025 was US$276.6 million, compared with an operating loss of US$0.7 million in the same period of 2024, primarily due to the decline in bitcoin prices.

NET LOSS FROM CONTINUING OPERATIONS

Net loss from continuing operations in the fourth quarter of 2025 was US$285.0 million, compared with a net income of US$2.4 million in the same period of 2024.

ADJUSTED EBITDA

Adjusted EBITDA in the fourth quarter of 2025 was US$-156.3 million compared with US$2.4 million in the same period of 2024.

Full Year 2025 Financial Results from Continuing Operations

REVENUES

Total revenues in 2025 were US$688.1 million. Revenue from the bitcoin mining business was US$675.5 million with a total of 6,594.6 Bitcoins mined as of the end of 2025. Revenues from international automobile trading income was US$9.8 million in 2025.

OPERATING COST AND EXPENSES

Total operating cost and expenses in 2025 were US$1.1 billion.

•	Cost of revenue (exclusive of depreciation shown below) in 2025 was US$543.3 million.

•	Cost of revenue (depreciation) in 2025 was US$116.6 million.

•	General and administrative expenses in 2025 were US$28.9 million, including US$1.1 million attributable to related parties.

•	Impairment loss from mining machines in 2025 was US$338.3 million.

•	Loss from changes in fair value of receivable for bitcoin collateral in 2025 was US$96.5 million.

LOSS FROM OPERATIONS

Loss from operations in the full year of 2025 was US$437.1 million.

NET LOSS (INCOME) FROM CONTINUING OPERATIONS

Net loss from continuing operations in 2025 was US$452.8 million compared with net income from continuing operations of US$4.8 million in 2024. Non-GAAP adjusted net income in 2025 was US$24.5 million compared with non-GAAP adjusted net income of US$5.7 million in 2024. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measure."

BALANCE SHEET

As of December 31, 2025, the Company held:

•	Cash and cash equivalents of US$41.2 million.

•	Receivable for bitcoin collateral non-current - related party, of US$663.0 million.

•	Mining machines, net of US$248.7 million.

•	Long-term debts - related party of US$557.6 million. The Company paid back part of the long-term debts-related party after the sale of 4,451 Bitcoins in February, 2026, to reduce the overall finance leverage and strengthen the balance sheet.

Share Repurchase Program

Pursuant to the share repurchase program announced on March 13, 2025, the Company had repurchased 890,155 Class A ordinary shares with cash in the aggregate amount of approximately US$1.2 million up to December 31, 2025.

Conference Call Information

The Company's management will hold a conference call on Monday, March 16, 2026, at 9:00 P.M.  Eastern Time or Tuesday, March 17, 2025, at 9:00 A.M Hong Kong Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through March 23, 2026, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+ 1-855-669-9658
Access Code:	4284011

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span over 40 sites across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com.

Use of Non-GAAP Financial Measure

As part of our review of business performance, we present adjusted EBITDA as non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income or loss before interest, taxes, depreciation, and amortization, impairment, results from discontinued operations and further excludes share-based compensation expenses and other non-operating income and expenses. We believe adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of its core operating results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in US dollar ("US$"), except for number of shares）

	As of December 31, 2024	As of December 31, 2025
	US$	US$
ASSETS:
Current assets:
Cash and cash equivalents	90,431,392	41,243,627
Short-term investments, net	40,051,450	-
Crypto currencies	-	42,545
Accounts receivable, net	1,645,518	1,661,702
Accounts receivable, net - related party	-	1,064,440
Prepayments and other current assets, net	26,966,209	6,835,599
Prepayments and other current assets, net - related parties	-	74,270,770
Receivable for bitcoin collateral, net - current - related party	84,536,567	-
Current assets of discontinued operations	230,113,402	-
Total current assets	473,744,538	125,118,683

Non-current assets:
Mining machines, net	242,806,713	248,745,505
Property, plant, and equipment, net	65,460	18,797,925
Intangible assets, net	-	292,836
Operating lease right-of-use assets, net	184,381	2,079,937
Receivable for bitcoin collateral - non current - related party	-	662,968,814
Other non-current assets, net	44,621,402	68,025,983
Other non-current assets, net - related party	-	6,955,650
Non-current assets of discontinued operations	56,357,205	-
Total non-current assets	344,035,161	1,007,866,650
TOTAL ASSETS	817,779,699	1,132,985,333

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts - related party	17,067,978	-
Accrued expenses and other current liabilities	170,926,879	82,329,075
Accrued expenses and other current liabilities - related parties	63,640	5,025,566
Income tax payable	48,609,811	88,792,503
Short-term lease liabilities	180,236	573,959
Current liabilities of discontinued operations	20,517,367	-
Total current liabilities	257,365,911	176,721,103

Non-current liabilities:
Long-term debts - related party	-	557,567,671
Deferred tax liability	1	1
Long-term operating lease liabilities	-	1,655,272
Non-current liabilities of discontinued operations	6,546,889	-
Total non-current liabilities	6,546,890	559,222,944
Total liabilities	263,912,801	735,944,047

Shareholders’ equity
Ordinary shares	29,504	44,171
Treasury shares	(111,567,030)	(103,424,568)
Additional paid-in capital	728,564,614	1,135,958,943
Accumulated other comprehensive loss	(49,574,973)	-
Accumulated deficit	(13,585,217)	(635,537,260)
Total Cango Inc.’s equity	553,866,898	397,041,286
Total shareholders' equity	553,866,898	397,041,286
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	817,779,699	1,132,985,333

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(Amounts in US dollar (“US$”), except for number of shares)

	For three months ended December 31		For the years ended
	2024	2025	2024	2025
	US$	US$	US$	US$
Revenues	89,908,403	179,452,863	89,908,403	688,079,223
Bitcoin mining income	89,908,403	172,368,355	89,908,403	675,501,646
International automobile trading income	-	4,829,588	-	9,831,011
Other revenues	-	758,133	-	1,249,779
Other revenues from related parties	-	1,496,787	-	1,496,787
Operating cost and expenses:
Cost of revenue (exclusive of depreciation shown below)	63,547,329	155,279,150	63,547,329	543,299,866
Cost of revenue (depreciation)	11,539,783	38,085,617	11,539,783	116,636,416
General and administrative	11,381,020	8,809,872	15,807,334	27,818,694
General and administrative - related parties	-	1,079,422	-	1,079,422
Provision for credit losses	711,224	(3,876)	711,224	1,677,444
Impairment loss from mining machines	-	81,423,457	-	338,280,027
Gain from changes in fair value of crypto currencies	-	(115,331)	-	(115,331)
Loss from changes in fair value of receivable for bitcoin collateral	3,417,442	171,448,074	3,417,442	96,498,438
Total operation cost and expense	90,596,798	456,006,385	95,023,112	1,125,174,976

Loss from operations	(688,395)	(276,553,522)	(5,114,709)	(437,095,753)
Interest income	3,092,264	53,683	9,454,145	2,017,566
Interest expense - related party	(93,276)	(9,225,337)	(93,276)	(19,965,534)
Foreign exchange loss, net	(125)	(94,798)	(125)	(225,383)
Other income	115,377	1,859,739	511,292	4,065,198
Other expenses	-	(659,966)		(743,405)
Net income (loss) before income taxes	2,425,845	(284,620,201)	4,757,327	(451,947,311)
Income tax expenses	-	(390,936)	-	(842,023)
Net income (loss) from continuing operations	2,425,845	(285,011,137)	4,757,327	(452,789,334)

Discontinued operations:
Income (Loss) from discontinued operations	5,341,780	-	37,078,635	(129,822,040)
Income tax expense	(23,556)	(6,693,691)	(183,651)	(39,340,669)
Net income (loss) from discontinued operations	5,318,224	(6,693,691)	36,894,984	(169,162,709)

Net income (loss) attributable to Cango Inc.’s shareholders	7,744,069	(291,704,828)	41,652,311	(621,952,043)
Earnings (losses) per ordinary share:
Basic
Discontinued operations	0.03	(0.02)	0.18	(0.60)
Continuing operations	0.01	(0.80)	0.02	(1.60)
Basic	0.04	(0.82)	0.20	(2.20)
Diluted
Discontinued operations	0.02	(0.02)	0.16	(0.60)
Continuing operations	0.01	(0.80)	0.02	(1.60)
Diluted	0.03	(0.82)	0.18	(2.20)
Weighted average shares used to compute earnings (losses) per ordinary share:
Basic	206,720,969	354,609,443	208,197,617	283,289,035
Diluted	232,982,085	354,609,443	233,032,722	283,289,035

Other comprehensive income, net of tax
Release accumulated other comprehensive loss	-	-	-	44,270,340
Foreign currency translation adjustment	(16,380,732)	-	(10,708,386)	5,304,633

Total comprehensive income (loss)	(8,636,663)	(291,704,828)	30,943,925	(572,377,070)
Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	(8,636,663)	(291,704,828)	30,943,925	(572,377,070)

CANGO INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amounts in US dollar ("US$"), except for number of shares

	For three months ended December 31		For the years ended
	2024	2025	2024	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$
Net income (loss)	7,744,069	(291,704,828)	41,652,311	(621,952,043)
Less: Discontinued operations:
Income (Loss) from discontinued operations	5,341,780	-	37,078,635	(129,822,040)
Income tax expense	(23,556)	(6,693,691)	(183,651)	(39,340,669)
Net income (loss) from discontinued operations	5,318,224	(6,693,691)	36,894,984	(169,162,709)
Net income (loss) from continuing operations	2,425,845	(285,011,137)	4,757,327	(452,789,334)

Add: Interest expense	93,276	9,225,337	-	19,965,534
Add: Income tax expenses	-	390,936	-	842,023
Add: Depreciation and amortization	84	37,779,656	875	116,660,327
Cost of revenue	-	37,765,250	-	116,636,416
General and administrative	84	14,406	875	23,911

Add: Impairment loss from mining machines	-	81,423,457	-	338,280,027
Add: Other expenses	-	659,966	-	743,405
Less: Other income	115,377	1,859,739	511,292	4,065,198

Add: Share-based compensation expenses	(37,487)	1,061,434	1,404,008	4,881,377
General and administrative	(37,487)	1,061,434	1,404,008	4,881,377

Non-GAAP adjusted EBITDA	2,366,341	(156,330,090)	5,650,918	24,518,161
Non-GAAP adjusted EBITDA attributable to Cango Inc.’s shareholders	2,366,341	(156,330,090)	5,650,918	24,518,161